

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2025

Adam Mostafa
Chief Financial Officer
X4 Pharmaceuticals, Inc
61 North Beacon Street, 4th Floor
Boston, MA 02134

      **Re: X4 Pharmaceuticals, Inc**
          **Form 10-K for fiscal year ended December 31, 2023**
          **Form 10-Q for the quarterly period ended September 30, 2024**
          **File No. 001-38295**

Dear Adam Mostafa:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences